SHINSEI BANK

RECEIVED
2004 AUG 17 A 8:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SHINSEI BANK, LIMITED
1-8, UCHISAIWAICHO 2-CHOME, CHIYODA-KU, TOKYO 100-8501, JAPAN
TEL:03-5511-5111 TLX J24308

File No. 82-34775

04036251

August 3, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Shinsei Bank, Limited – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

A. English Language Documents

(1) Press release dated July 15, 2004 (Attached hereto as Exhibit A-1)
(2) Press release dated July 15, 2004 (Attached hereto as Exhibit A-2)
(3) Press release dated July 20, 2004 (Attached hereto as Exhibit A-3)
(4) Press release dated July 20, 2004 (Attached hereto as Exhibit A-4)
(5) Press release dated August 2, 2004 (Attached hereto as Exhibit A-5)

PROCESSED
AUG 17 2004
THOMSON FINANCIAL
E

B. Japanese Language Documents

(1) Press release dated July 15, 2004
(English Translation attached hereto as Exhibit B-1, the same as A-1)
(2) Press release dated July 15, 2004
(English Translation attached hereto as Exhibit B-2, the same as A-2)
(3) Press release dated July 20, 2004
(English Translation attached hereto as Exhibit B-3, the same as A-3)
(4) Press release dated July 20, 2004
(English Translation attached hereto as Exhibit B-4, the same as A-4)
(5) Press release dated August 2, 2004
(English Translation attached hereto as Exhibit B-5, the same as A-5)

dlw 8/17

[Annex A]

C. Japanese Language Documents

Brief descriptions of the documents for which no English language version has been prepared are set forth in Annex A hereto.

Very truly yours,

Shinsei Bank, Limited

By ______________________

Name: Kazumi Kojima
Title: General Manager
Corporate Communications Division

Exhibit A-1

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank Launches ATM Services at Showa Shell Sekiyu Self-Service Station

Tokyo (Thursday, July 15, 2004) – Shinsei Bank, Limited ("Shinsei Bank") today announced that it will launch ATM services at a new, large-scale self-service station of Showa Shell Sekiyu K.K. ("Showa Shell Sekiyu") in Fujisawa City effective July 26, 2004. Showa Shell Sekiyu, a leading gasoline and fuel marketer in Japan, will open the station on Friday, July 16, 2004.

The service station will provide pay-first pumps in an approximately 3,300 square meter space which can handle 10 vehicles at a time 24 hours a day. The station will also have a café featuring the top-brand Italian coffee "LAVAZZA". Shinsei Bank is considering extending ATM services to Showa Shell Sekiyu's other service stations, as well.

Services available at the Shinsei ATM are as follows:

① Holders of Shinsei Bank cash cards for comprehensive *PowerFlex* accounts can utilize ATM services for cash deposits/withdrawals and balance inquiries free of charge 24 hours a day, seven days a week.
② Holders of cash cards issued by financial institutions with ATM tie-up agreements such as city banks can utilize ATM services for cash withdrawals and balance inquiries free of charge.
③ Holders of Postal Savings cash cards can utilize ATM services for cash deposits/ withdrawals and balance inquiries free of charge. (Fees will be charged on cash deposits and withdrawals.)

Since the launch of its comprehensive *PowerFlex* account in June 2001, Shinsei Bank has improved customer services by providing 24-hour-a-day, seven-day-a-week, free-of-charge ATM services, and has expanded to approximately 60,000 its nationwide network of ATMs with ATM tie-up agreements with all city banks, Postal Savings and IY Bank. Shinsei ATMs are also available at some railway stations and medical facilities.

Shinsei hopes that providing ATM services in Showa Shell Sekiyu's new service station will further increase customer convenience.

<Reference>

Place of the ATM:	Showa Shell Sekiyu Shonan Fujisawa Service Station 3-36-6, Ishikawa, Fujisawa-shi, Kanagawa, Japan
Number of ATM:	1
Opening hours:	24-hours-a-day, seven-days-a-week

Appendix

ATM Service Operating Hours and Fees (as of July 15, 2004)

Shinsei *PowerFlex* Account Cash Cards

Transaction	Operating Hours	Fees	Withdrawal Limit (※1)
Withdrawals/ deposits, balance inquiries	24-hours-a-day	Free of charge	500,000 yen per withdrawal 5 million yen per day

(※1) Withdrawals are limited to 5 million yen per day. The limit includes withdrawals through Shinsei ATMs (including remittance to Postal Savings accounts), withdrawals through ATMs of financial institutions with ATM tie-up agreements and through Postal Savings ATMs.

Cash Cards of Financial Institutions with ATM Tie-Up Agreements

Transaction	Operating Hours	Fees	Withdrawal Limit
Withdrawals, balance inquiries	Weekdays: 8:45 - 19:00 Sat./ Sun. 9:00 - 17:00	Free of charge	200,000 yen per withdrawal 2 million yen per day (※2)

NOTE: No operations on national holidays, except national holidays that fall on a Sunday (in which case ATMs do not operate on the following Monday). No operations on January 1,2 and 3.

Financial institutions with ATM tie-up agreements: All city banks (Mizuho, Bank of Tokyo-Mitsubishi, UFJ, Sumitomo Mitsui, Resona and Saitama-Resona), trust banks (Chuo-Mitsui TB, Mitsubishi TB, Sumitomo TB, Mizuho TB and UFJ TB), Aozora Bank and Shoko-Chukin.

(※2) The daily withdrawal limit includes withdrawals made through ATMs/CDs of the card issuing financial institution or other financial institutions on the same day.

Cash Cards of Postal Savings Accounts

Transaction	Operating Hours	Fees (※3)	Withdrawal Limit
Withdrawals/ deposits, balance inquiries	Weekdays: 0:05 - 23:55 Sat./ Sun.: 0:05 - 20:10 ※ Services are available from 6:30 on Mondays and business days immediately succeeding a holiday.	105 yen 210 yen	200,000 yen per withdrawal Not to exceed the balance of the Postal Savings account

NOTE: No operations on January 1,2 and 3.

(※3) 105 yen is charged for deposits or withdrawals from 8:45 to 18:00 on weekdays and from 9:00 to 14:00 on Saturdays. 210 yen is charged on other deposits or withdrawals.

A maximum of 500,000 yen can be deposited per transaction for all types of cardholders.

Exhibit A-2

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank Launches ATM Services at Kintetsu Railway Stations

Tokyo (Thursday, July 15, 2004) - Shinsei Bank, Limited ("Shinsei Bank") today announced that it has signed an agreement with Kintetsu Corporation ("Kintetsu") to install Shinsei Bank ATMs in Kintetsu railway stations effective July 20, 2004.

Shinsei Bank will install nine ATMs at the following five Kintetsu stations: Namba Station (four ATMs), Uehommachi Station (two ATMs), Tsuruhashi Station (effective August 6, 2004), Osaka Abenobashi Station and Kyoto Station. The following ATM services will be available during the operating hours of the train service, 365 days a year:

① Holders of Shinsei Bank cash cards for comprehensive *PowerFlex* accounts can utilize ATM services for cash deposits/withdrawals and balance inquiries free of charge from the first train to the last train service, seven days a week during the operating hours of the train service.
② Holders of cash cards issued by financial institutions with ATM tie-up agreements such as city banks can utilize ATM services for cash withdrawals and balance inquiries free of charge.
③ Holders of Postal Savings cash cards can utilize ATM services for cash deposits/withdrawals and balance inquiries free of charge during the operating hours of the train service. (Fees will be charged on cash deposits and withdrawals.)

See Appendix for more details of services available.

Since the launch of its comprehensive *PowerFlex* account in June 2001, Shinsei Bank has improved customer services by providing 24-hours-a-day, seven-days-a-week, free-of-charge ATM services, and has expanded to approximately 60,000 its nationwide network of ATMs with ATMs tie-up agreements with all city banks, Postal Savings and IY Bank. Shinsei ATMs are also available at some stations of other railway companies and medical facilities. By installing ATMs at high traffic stations, Shinsei Bank expects to further increase customer convenience.

Appendix

ATM Service Operating Hours and Fees (as of July 15, 2004)

Shinsei *PowerFlex* Account Cash Cards

Transaction	Operating Hours	Fees	Withdrawal Limit (※1)
Withdrawals/ deposits, balance inquiries	Operating hours of train service (365 days a year)	Free of charge	500,000 yen per withdrawal 5 million yen per day

(※1) Withdrawals are limited to 5 million yen per day. This limit includes withdrawals through Shinsei ATMs (including remittance to Postal Savings accounts), withdrawals through ATMs of financial institutions with ATM tie-up agreements and through Postal Saving ATMs.

Cash Cards of Financial Institutions with ATM Tie-Up Agreements

Transaction	Operating Hours	Fees	Withdrawal Limit
Withdrawals, balance inquiries	Weekdays: 8:45 – 19:00 Sat./Sun. 9:00 – 17:00	Free of charge	200,000 yen per withdrawal 2 million yen per day (※2)

NOTE: No operations on national holidays, except national holidays that fall on a Sunday (in which case ATMs do not operate on the following Monday). No operations on January 1, 2 and 3.

Financial institutions with ATM tie-up agreements: All city banks (Mizuho, Bank of Tokyo-Mitsubishi, UFJ, Sumitomo Mitsui, Resona and Saitama-Resona), trust banks (Chuo-Mitsui TB, Mitsubishi TB, Sumitomo TB, Mizuho TB and UFJ TB), Aozora Bank and Shoko-Chukin

(※2) The daily withdrawal limit includes withdrawals made through ATMs/CDs of the card issuing financial institution or other financial institution on the same day.

Cash Cards of Postal Savings Accounts

Transaction	Operating Hours	Fees (※3)	Withdrawal Limit
Withdrawals, deposits, balance inquiries	Weekdays: operating hours of train service (Except for 23:55 – 0:05) Sat./Sun: from the first train service to 20:10 * Services are available from 6:30 on Mondays and business days immediately succeeding a holiday.	105 yen 210 yen	200,000 yen per withdrawal. Not to exceed the balance of the Postal Savings account.

NOTE: No operations on January 1, 2 and 3.

(※3) 105 yen is charged for deposits or withdrawals from 8:45 to 18:00 on weekdays and from 9:00 to 14:00 on Saturdays. 210 yen is charged on other deposits or withdrawals.

A maximum of 500,000 yen can be deposited per transaction for all types of cardholders.

Exhibit A - 3

INFORMATION

SHINSEI BANK
SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Press Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank Announces the First Quarter Financial Results for Fiscal 2004

Tokyo (Tuesday, July 20, 2004) -- Shinsei Bank, Limited ("Shinsei Bank") today announced its results of operations and financial condition as of June 30, 2004 and three-month period then ended (1Q-FY2004). All figures are unaudited.

1Q-FY2004 Highlights

- Consolidated net income was 18.4 billion yen
- Consolidated net operating income was 14.0 billion yen
- Problem claims to total claims ratio at the end of the quarter was 2.9% (non-consolidated)

1. Results of Operations:

For 1Q-FY2004, Shinsei Bank's consolidated net income was 18.4 billion yen, representing 28.0% of the annual forecast of 66.0 billion yen. Diluted earnings per share for the period were 9.58 yen. Consolidated net operating income for the period was 14.0 billion yen, representing 22.6 % of the annual forecast of 62.0 billion yen. The Bank posted 4.7 billion yen net credit recoveries due mainly to decreases in problem claims and overall loan balance.

Please note that, since this is the first quarterly disclosure of results of operations, comparisons with the first quarter of the last fiscal year are not provided.

2. Financial Condition:

At the end of 1Q-FY2004, Shinsei Bank's loan balance stood at 2,818.6 billion yen, a decline of 228.4 billion yen from the end of FY2003, reflecting a weak demand for loans in general. Total assets increased by 322.8 billion yen to 6,666.5 billion yen, primarily in short-term assets, reflecting the Bank's increased liquidity. Total deposits increased by 137.3 billion yen

to 2,871.8 billion yen compared to the end of FY2003, primarily due to strong sales of the "Powered One" time deposit. Debentures decreased by 38.3 billion yen to 1,350.3 billion yen. Total shareholders' equity increased by 9.6 billion yen to 739.6 billion yen.

3. Asset Quality (non-consolidated):

At the end of 1Q-FY2004, total problem claims were 95.6 billion yen, a decline of 1.6 billion yen or 1.7% from the end of FY2003. This represents 2.9% of total claims outstanding at the end of 1Q-FY2004.

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $61 billion in assets and 29 branches throughout Japan, Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Financial Highlights - Consolidated

Results of operations

	billions of yen	
	June 30, 2004 (3 months) (Unaudited)	March 31, 2004 (1 year)
Operating income	**47.8**	172.3
General and administrative expenses	**19.6**	70.1
Net operating income	**14.0**	47.3
Net income	**18.4**	66.4

Balance Sheet data

	billions of yen	
	As of June 30, 2004 (Unaudited)	As of March 31, 2004
Total assets	**6,666.5**	6,343.7
Cash and due from banks	**328.6**	312.7
Securities	**1,232.0**	1,483.2
Loans and bills discounted	**2,818.6**	3,047.0
Deposits (including NCDs)	**2,871.8**	2,734.4
Debentures	**1,350.3**	1,388.6
Total shareholders' equity	**739.6**	730.0

Per share data

	yen	
	June 30, 2004 (Unaudited)	March 31, 2004
Common shareholder's equity	**296.48**	287.94
Basic net income	**13.59**	46.03
Diluted net income	**9.58**	32.75

Items pertaining to preparation of quarterly financial data

(1) Adoption of simplified accounting methods

・The reserve for credit losses is stated based on the self-assessment as of the base date, except for reserves for certain other assets and those set aside by subsidiaries, and the loss ratios on loans are calculated based on the actual loss ratios as of the end of the previous fiscal year.

・Corporate income taxes have been computed based on the statutory effective tax rate. The tax effects have, in principle, not been reviewed since the end of the previous fiscal year except for those related to unrealized gains or losses on securities available-for-sale securities.

(2) Change in accounting policies

・The depreciation method of computers (ATMs,etc.) other than personal computers has been changed from the declining-balance method to the straight-line method to ensure a reasonable correlation with profits. As a result, operating expenses decreased by 76 million yen for the three months ended June 30,2004.

(3) Changes in scope of consolidation and equity-method affiliates

Consolidated subsidiaries	(Addition) 5	(Exclusion) 0
Equity-method affiliates	(Addition) 0	(Exclusion) 0

Projections for Fiscal Year 2004 Results

(Consolidated)	*billions of yen*	
	September 30, 2004 (6 months)	March 31, 2005 (1 year)
Operating income	**95.0**	190.0
Net operating income	**30.0**	62.0
Net income	**32.0**	66.0

(Non-consolidated)	*billions of yen (other than dividends)*	
	September 30, 2004 (6 months)	March 31, 2005 (1 year)
Operating income	**90.0**	180.0
Net operating income	**29.0**	60.0
Net income	**32.0**	66.0
Dividends (in yen)		
Common stock	**1.29**	2.58
Class A preferred share	**6.50**	13.00
Class B preferred share	**2.42**	4.84

Above projections are based on information, which is available at this moment, and assumptions of uncertain factors, which may have an influence on future operating results. Actual results may differ materially from these projections, depending on future events.

Reference Material

(The tables below represent translations of the original disclosure in the Japanese language.)

1. Non-Consolidated Financial Results and Projections

(in millions of yen)

	June 30, 2004 (3 months) (Unaudited)	March 31, 2004 (1 year)	September 30, 2004 (6 months) (Projection)	March31, 2005 (1 year) (Projection)
Gross business profit *(gyomu sorieki)(*)*	**31,461**	111,572	-	-
Net interest income	**13,166**	57,778	-	-
General & administrative expenses	**18,164**	64,078	-	-
Net business profit (*) (jisshitsu gyomu jyun-eki)	**13,297**	47,494	29,000	60,000
Net operating income *(keijou rieki)*	**11,981**	44,806	29,000	60,000
Net income	**17,455**	65,320	32,000	66,000
Net credit recoveries	**(5,168)**	(16,722)		

(*) Includes income from monetary assets held in trust of 7,061 million yen for the three-month period ended June 30, 2004 and 25,819 million yen for the year ended March 31, 2004, respectively.

2. Problem Claims

(i) Risk Monitored Loans

(Consolidated) *(in millions of yen , %)*

	As of June 30, 2004 (Unaudited) a	As of March 31, 2004 b	Change a-b
Loans to bankrupt obligors	**7,674**	7,960	(286)
Non-accrual deliquent loans	**72,293**	69,531	2,762
Loans past due three months or more	**6,801**	8,202	(1,401)
Restructured loans	**6,602**	9,232	(2,630)
Total (A)	**93,371**	94,927	(1,556)
Loans and bills discounted (B)	**2,818,608**	3,047,042	(228,434)
(A) / (B)	**3.3**	3.1	0
Reserve for credit losses (C)	**169,109**	177,916	(8,807)
Coverage ratios (C) / (A)	**181.1**	187.4	(6)

(Non-consolidated) *(in millions of yen , %)*

	As of June 30, 2004 (Unaudited) a	As of March 31, 2004 b	Change a-b
Loans to bankrupt obligors	**7,264**	7,545	(281)
Non-accrual deliquent loans	**71,589**	68,610	2,979
Loans past due three months or more	**6,777**	8,202	(1,425)
Restructured loans	**6,483**	9,083	(2,600)
Total (A)	**92,114**	93,441	(1,327)
Loans and bills discounted (B)	**2,952,351**	3,217,804	(265,453)
(A) / (B)	**3.1**	2.9	0
Reserve for credit losses (C)	**168,687**	177,960	(9,273)
Coverage ratios (C) / (A)	**183.1**	190.5	(7)

(ii) Claims Classified Under the Financial Revitalization Law (Non-Consolidated)

(in millions of yen , %)

	As of June 30, 2004 (Unaudited) a	As of March 31, 2004 b	Change a-b
Claims against bankrupt and quasi-bankrupt obligors(*)	**10,455**	11,149	(694)
Doubtful claims	**71,936**	68,891	3,045
Substandard claims	**13,260**	17,286	(4,026)
Total (A)	**95,652**	97,327	(1,675)
Total claims (B)	**3,258,907**	3,501,185	(242,278)
(A) / (B)	**2.9**	2.8	0.1

(*) The amount of claims exceeding the estimated value of collateral or guarantees, which is deemed uncollectible, has been charged off and totals 9,318 million yen and 9,344 million yen as of June 30, 2004 and March 31, 2004, respectively.

3. Unrealized Gains or Losses on Available-for-Sale Securities with Market Value (Non-Consolidated)

As of June 30, 2004 (Unaudited)

(in millions of yen)

	Fair value	Net unrealized gain (loss)	Gross unrealized gains	Gross unrealized losses
Equity securities (domestic)	**2,523**	**1,149**	**1,150**	**1**
Bonds (domestic)	**867,818**	**(2,330)**	**469**	**2,800**
Other (*)	**157,863**	**4,074**	**6,114**	**2,040**
Total	**1,028,205**	**2,893**	**7,734**	**4,841**

As of March 31, 2004

(in millions of yen)

	Fair value	Net unrealized gain (loss)	Gross unrealized gains	Gross unrealized losses
Equity securities (domestic)	2,189	738	749	11
Bonds (domestic)	1,143,923	(743)	1,328	2,071
Other (*)	157,667	12,005	13,259	1,253
Total	1,303,781	12,001	15,337	3,335

(*) "Other" mainly consists of foreign securities.

4. Extraordinary gains/losses

Extraidinary gains

(in millions of yen)

	June 30, 2004 (3 months) (Unaudited)	March 31, 2004 (1 year)
Recoveries of written-off claims	**59**	1,514
Reversal of reserve for credit losses	**4,396**	19,026
Refund of Tokyo regional bank tax	**-**	2,699
Other	**345**	80
Total	**4,800**	23,320

Extraidinary losses

(in millions of yen)

	June 30, 2004 (3 months) (Unaudited)	March 31, 2004 (1 year)
Loss on disposal of premises and equipment	**75**	1,674
Provision of reserve under special law	**-**	0
Other	**0**	129
Total	**76**	1,804

Consolidated Statements of Income

For the three-month period ended June 30, 2004 and for the year ended March 31, 2004

(in millions of yen)

	#	For the three-month period ended June 30, 2004 (Unaudited)	For the year ended March 31, 2004
Operating income	1	**47,837**	172,359
Interest income	2	**20,911**	89,192
Interest on loans and bills discounted	3	**15,067**	64,312
Interest and dividends on securities	4	**3,517**	15,917
Fee and commission income	5	**6,643**	26,193
Trading income	6	**6,886**	3,080
Other business income	7	**8,149**	23,743
Other operating income	8	**5,247**	30,149
Operating expenses	9	**33,829**	124,967
Interest expenses	10	**7,955**	32,009
Interest on deposits	11	**3,299**	12,038
Interest on debentures	12	**1,805**	9,135
Fee and commission expenses	13	**2,207**	7,249
Trading losses	14	**78**	365
Other business expenses	15	**1,645**	2,482
General and administrative expenses	16	**19,689**	70,178
Other operating expenses	17	**2,252**	12,683
Net operating income	18	**14,009**	47,391
Extraordinary gains	19	**4,800**	23,320
Extraordinary losses	20	**76**	1,804
Income before income taxes and minority interests	21	**18,733**	68,907
Income tax - current	22	**305**	1,463
Income tax - deferred	23	**12**	1,111
Minority interests in net loss of subsidiaries	24	**(46)**	(71)
Net income	25	**18,460**	66,404

Note: The table represents a translation of the original consolidated statements of income prepared in the Japanese language in accordance with regulations of consolidated financial statements.

Consolidated Balance Sheets
- Assets

As of June 30, 2004 and March 31, 2004

(in millions of yen)

	#	June 30, 2004 (Unaudited)	March 31, 2004
Cash and due from banks	1	**328,674**	312,709
Call loans	2	**346,545**	-
Collateral related to securities borrowing transactions	3	**17,073**	18,121
Other monetary claims purchased	4	**214,507**	246,987
Trading assets	5	**1,002,548**	635,096
Monetary assets held in trust	6	**309,280**	242,750
Securities	7	**1,232,056**	1,483,234
Loans and bills discounted	8	**2,818,608**	3,047,042
Foreign exchanges	9	**10,908**	9,490
Other assets	10	**400,167**	375,075
Premises and equipment	11	**91,454**	89,703
Deferred discounts on and issuance expenses for debentures	12	**235**	179
Deferred tax assets	13	**26,634**	22,941
Customers' liabilities for acceptances and guarantees	14	**36,989**	38,339
Reserve for credit losses	15	**(169,109)**	(177,916)
Total assets	16	**6,666,575**	6,343,755

Note: The table represents a translation of the original consolidated balance sheets prepared in the Japanese language in accordance with regulations of consolidated financial statements.

Consolidated Balance Sheets

-Liabilities, Minority Interests in Subsidiaries and Shareholders' Equity

As of June 30, 2004 and March 31, 2004

(in millions of yen)

	#	**June 30, 2004 (Unaudited)**	March 31, 2004
Deposits	1	**2,514,814**	2,263,421
Negotiable certificates of deposit	2	**357,052**	471,068
Debentures	3	**1,350,334**	1,388,696
Call money	4	**15,596**	112,559
Payables under repurchase agreements	5	**507,416**	445,634
Collateral related to securities lending transactions	6	-	29,275
Trading liabilities	7	**93,440**	92,231
Borrowed money	8	**331,313**	334,416
Foreign exchanges	9	**4**	4
Other liabilities	10	**714,201**	424,899
Accrued employees' bonuses	11	**2,471**	8,722
Reserve for retirement benefits	12	**919**	629
Reserve for loss on sale of bonds	13	**403**	1,918
Reserve under special law	14	**0**	0
Deferred tax liabilities	15	**75**	42
Consolidation negative goodwill	16	**903**	915
Acceptances and guarantees	17	**36,989**	38,339
Total liabilities	18	**5,925,938**	5,612,776
Minority interests in subsidiaries	19	**967**	977
Capital stock	20	**451,296**	451,296
Capital surplus	21	**18,558**	18,558
Retained earnings	22	**265,753**	250,737
Net unrealized gain on securities available-for-sale, net of taxes	23	**1,750**	7,154
Foreign currency translation adjustments	24	**2,311**	2,255
Treasury stock, at cost	25	**(2)**	(1)
Total shareholders' equity	26	**739,669**	730,000
Total liabilities, minority interests in subsidiaries and shareholders' equity	27	**6,666,575**	6,343,755

Note: The table represents a translation of the original consolidated balance sheets prepared in the Japanese language in accordance with regulations of consolidated financial statements.

Consolidated Statements of Capital Surplus and Retained Earnings

For the three-month period ended June 30, 2004 and for the year ended March 31, 2004

(in millions of yen)

	For the three-month period ended June 30, 2004 (Unaudited)	For the year ended March 31, 2004
[Capital surplus]		
Balance at beginning of period/year	**18,558**	18,558
Balance at end of period/year	**18,558**	18,558
[Retained earnings]		
Balance at beginning of period/year	**250,737**	194,666
Increase	**18,460**	66,404
Net income	**18,460**	66,404
Decrease	**3,444**	10,333
Dividends paid	**3,444**	10,333
Balance at end of period/year	**265,753**	250,737

Note: The table represents a translation of the original consolidated statements of capital surplus and retained earnings prepared in the Japanese language in accordance with regulations of consolidated financial statements.

Non-Consolidated Statements of Income

For the three-month period ended June 30, 2004 and for the year ended March 31, 2004

(in millions of yen)

	#	For the three-month period ended June 30, 2004 (Unaudited)	For the year ended March 31, 2004
Operating income	1	**43,299**	162,890
Interest income	2	**20,261**	87,833
Interest on loans and bills discounted	3	**14,561**	63,578
Interest and dividends on securities	4	**3,542**	16,467
Fee and commission income	5	**4,157**	18,883
Trading income	6	**6,730**	2,590
Other business income	7	**3,518**	16,464
Other operating income	8	**8,632**	37,117
Operating expenses	9	**31,318**	118,083
Interest expenses	10	**7,677**	31,715
Interest on deposits	11	**3,310**	12,082
Interest on debentures	12	**1,649**	8,397
Fee and commission expenses	13	**1,920**	7,138
Trading losses	14	**99**	435
Other business expenses	15	**1,152**	2,388
General and administrative expenses	16	**18,626**	65,462
Other operating expenses	17	**1,841**	10,942
Net operating income	18	**11,981**	44,806
Extraordinary gains	19	**5,232**	23,002
Extraordinary losses	20	**74**	1,614
Income before income taxes	21	**17,139**	66,193
Income taxes - current	22	**(315)**	(1,095)
Income taxes - deferred	23	**-**	1,968
Net income	24	**17,455**	65,320
Unappropriated retained earnings brought forward	25	**243,351**	186,297
Interim cash dividends	26	**-**	3,444
Appropriation to legal reserve	27	**-**	688
Unappropriated retained earnings as of the end of period/year	28	**260,807**	247,485

Note: The table represents a translation of the original non-consolidated statements of income prepared in the Japanese language in accordance with regulations of consolidated financial statements.

Non-Consolidated Balance Sheets
- Assets

As of June 30, 2004 and March 31, 2004

(in millions of yen)

	#	June 30, 2004 (Unaudited)	March 31, 2004
Cash and due from banks	1	**318,947**	305,563
Call loans	2	**101,845**	-
Collateral related to securities borrowing transactions	3	**17,073**	18,121
Bills bought	4	**244,700**	-
Other monetary claims purchased	5	**79,712**	91,286
Trading assets	6	**999,787**	633,488
Monetary assets held in trust	5	**407,863**	355,327
Securities	6	**1,237,111**	1,508,204
Loans and bills discounted	7	**2,952,351**	3,217,804
Foreign exchanges	8	**10,908**	9,490
Other assets	9	**351,260**	334,547
Premises and equipment	10	**25,817**	24,123
Deferred discounts on and issuance expenses for debentures	11	**224**	166
Deferred tax assets	12	**25,496**	21,790
Customers' liabilities for acceptances and guarantees	13	**62,528**	64,358
Reserve for credit losses	14	**(168,687)**	(177,960)
Total assets	15	**6,666,941**	6,406,313

Note: The table represents a translation of the original non-consolidated balance sheets prepared in the Japanese language in accordance with regulations of consolidated financial statements.

Non-Consolidated Balance Sheets
- Liabilities and Shareholders' Equity

As of June 30, 2004 and March 31, 2004

(in millions of yen)

	#	June 30,2004 (Unaudited)	March 31,2004
Deposits	1	**2,664,954**	2,307,413
Negotiable certificates of deposit	2	**357,052**	471,068
Debentures	3	**1,324,036**	1,362,261
Call Money	4	**15,596**	112,559
Payables under repurchase agreements	5	**507,416**	445,634
Collateral related to securities lending transactions	6	**-**	29,275
Trading liabilities	7	**92,510**	90,336
Borrowed money	8	**338,574**	335,311
Foreign exchanges	9	**273**	280
Other liabilities	10	**562,933**	449,169
Accrued employees' bonuses	11	**2,012**	6,971
Reserve for retirement benefit	12	**760**	473
Reserve for loss on sale of bonds	13	**403**	1,918
Acceptances and guarantees	14	**62,528**	64,358
Total liabilities	15	**5,929,052**	5,677,033
Capital stock	16	**451,296**	451,296
Capital surplus	17	**18,558**	18,558
Additional paid-in capital	18	**18,558**	18,558
Retained earnings	19	**266,319**	252,308
Appropriated for legal reserve	20	**5,512**	4,823
Unappropriated	21	**260,807**	247,485
Net income	22	**17,455**	65,320
Net unrealized gain on securities available-for-sale, net of taxes	23	**1,715**	7,118
Treasury stock, at cost	24	**(2)**	(1)
Total shareholders' equity	25	**737,888**	729,280
Total liabilities and shareholders' equity	26	**6,666,941**	6,406,313

Note: The table represents a translation of the original non-consolidated balance sheets prepared in the Japanese language in accordance with regulations of consolidated financial statements.

Exhibit A-4

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank Announces Organizational Changes

Tokyo (Tuesday, July 20, 2004) – Shinsei Bank, Limited ("Shinsei Bank") today announced the following organizational changes effective July 20, 2004:

1. Organizational Changes in the Institutional Banking Group
   (1) The Asset Management Division has been created in the Corporate Banking Business Sub-Group. This division is responsible for asset management business for institutional customers, including the marketing and promotion of asset management solutions.
   (2) The Specific Asset Control Department has been created in the Corporate Strategy Division. It takes over the functions of the Corporate Business Solutions Sub-Group's Special Situations Management Division, which has been abolished.

2. Effective Date
July 20, 2004

Exhibit A - 5

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank Announces Executive Assignment Change

Tokyo (Monday, August 2, 2004) – Shinsei Bank, Limited ("Shinsei Bank") today announced the following executive assignment change, effective August 1, 2004.

	New Position	Former Position
Junzo Tomii	Managing Executive Officer, Head of Corporate Business Solutions Sub-Group, and General Manager of Corporate Risk Management Division	Managing Executive Officer, Head of Corporate Business Solutions Sub-Group

Exhibit B-1

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank Launches ATM Services at Showa Shell Sekiyu Self-Service Station

Tokyo (Thursday, July 15, 2004) – Shinsei Bank, Limited ("Shinsei Bank") today announced that it will launch ATM services at a new, large-scale self-service station of Showa Shell Sekiyu K.K. ("Showa Shell Sekiyu") in Fujisawa City effective July 26, 2004. Showa Shell Sekiyu, a leading gasoline and fuel marketer in Japan, will open the station on Friday, July 16, 2004.

The service station will provide pay-first pumps in an approximately 3,300 square meter space which can handle 10 vehicles at a time 24 hours a day. The station will also have a café featuring the top-brand Italian coffee "LAVAZZA". Shinsei Bank is considering extending ATM services to Showa Shell Sekiyu's other service stations, as well.

Services available at the Shinsei ATM are as follows:

① Holders of Shinsei Bank cash cards for comprehensive *PowerFlex* accounts can utilize ATM services for cash deposits/withdrawals and balance inquiries free of charge 24 hours a day, seven days a week.

② Holders of cash cards issued by financial institutions with ATM tie-up agreements such as city banks can utilize ATM services for cash withdrawals and balance inquiries free of charge.

③ Holders of Postal Savings cash cards can utilize ATM services for cash deposits/ withdrawals and balance inquiries free of charge. (Fees will be charged on cash deposits and withdrawals.)

Since the launch of its comprehensive *PowerFlex* account in June 2001, Shinsei Bank has improved customer services by providing 24-hour-a-day, seven-day-a-week, free-of-charge ATM services, and has expanded to approximately 60,000 its nationwide network of ATMs with ATM tie-up agreements with all city banks, Postal Savings and IY Bank. Shinsei ATMs are also available at some railway stations and medical facilities.

Shinsei hopes that providing ATM services in Showa Shell Sekiyu's new service station will further increase customer convenience.

<Reference>

Place of the ATM:	Showa Shell Sekiyu Shonan Fujisawa Service Station 3-36-6, Ishikawa, Fujisawa-shi, Kanagawa, Japan
Number of ATM:	1
Opening hours:	24-hours-a-day, seven-days-a-week

Appendix

ATM Service Operating Hours and Fees (as of July 15, 2004)

Shinsei *PowerFlex* Account Cash Cards

Transaction	Operating Hours	Fees	Withdrawal Limit (※1)
Withdrawals/ deposits, balance inquiries	24-hours-a-day	Free of charge	500,000 yen per withdrawal 5 million yen per day

(※1) Withdrawals are limited to 5 million yen per day. The limit includes withdrawals through Shinsei ATMs (including remittance to Postal Savings accounts), withdrawals through ATMs of financial institutions with ATM tie-up agreements and through Postal Savings ATMs.

Cash Cards of Financial Institutions with ATM Tie-Up Agreements

Transaction	Operating Hours	Fees	Withdrawal Limit
Withdrawals, balance inquiries	Weekdays: 8:45 - 19:00 Sat./ Sun. 9:00 - 17:00	Free of charge	200,000 yen per withdrawal 2 million yen per day (※2)

NOTE: No operations on national holidays, except national holidays that fall on a Sunday (in which case ATMs do not operate on the following Monday). No operations on January 1,2 and 3.

Financial institutions with ATM tie-up agreements: All city banks (Mizuho, Bank of Tokyo-Mitsubishi, UFJ, Sumitomo Mitsui, Resona and Saitama-Resona), trust banks (Chuo-Mitsui TB, Mitsubishi TB, Sumitomo TB, Mizuho TB and UFJ TB), Aozora Bank and Shoko-Chukin.

(※2) The daily withdrawal limit includes withdrawals made through ATMs/CDs of the card issuing financial institution or other financial institutions on the same day.

Cash Cards of Postal Savings Accounts

Transaction	Operating Hours	Fees (※3)	Withdrawal Limit
Withdrawals/ deposits, balance inquiries	Weekdays: 0:05 - 23:55 Sat./ Sun.: 0:05 - 20:10 ※ Services are available from 6:30 on Mondays and business days immediately succeeding a holiday.	105 yen 210 yen	200,000 yen per withdrawal Not to exceed the balance of the Postal Savings account

NOTE: No operations on January 1,2 and 3.

(※3) 105 yen is charged for deposits or withdrawals from 8:45 to 18:00 on weekdays and from 9:00 to 14:00 on Saturdays. 210 yen is charged on other deposits or withdrawals.

A maximum of 500,000 yen can be deposited per transaction for all types of cardholders.

Exhibit B-2

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank Launches ATM Services at Kintetsu Railway Stations

Tokyo (Thursday, July 15, 2004) - Shinsei Bank, Limited ("Shinsei Bank") today announced that it has signed an agreement with Kintetsu Corporation ("Kintetsu") to install Shinsei Bank ATMs in Kintetsu railway stations effective July 20, 2004.

Shinsei Bank will install nine ATMs at the following five Kintetsu stations: Namba Station (four ATMs), Uehommachi Station (two ATMs), Tsuruhashi Station (effective August 6, 2004), Osaka Abenobashi Station and Kyoto Station. The following ATM services will be available during the operating hours of the train service, 365 days a year:

① Holders of Shinsei Bank cash cards for comprehensive *PowerFlex* accounts can utilize ATM services for cash deposits/withdrawals and balance inquiries free of charge from the first train to the last train service, seven days a week during the operating hours of the train service.
② Holders of cash cards issued by financial institutions with ATM tie-up agreements such as city banks can utilize ATM services for cash withdrawals and balance inquiries free of charge.
③ Holders of Postal Savings cash cards can utilize ATM services for cash deposits/withdrawals and balance inquiries free of charge during the operating hours of the train service. (Fees will be charged on cash deposits and withdrawals.)

See Appendix for more details of services available.

Since the launch of its comprehensive *PowerFlex* account in June 2001, Shinsei Bank has improved customer services by providing 24-hours-a-day, seven-days-a-week, free-of-charge ATM services, and has expanded to approximately 60,000 its nationwide network of ATMs with ATMs tie-up agreements with all city banks, Postal Savings and IY Bank. Shinsei ATMs are also available at some stations of other railway companies and medical facilities. By installing ATMs at high traffic stations, Shinsei Bank expects to further increase customer convenience.

Appendix

ATM Service Operating Hours and Fees (as of July 15, 2004)

Shinsei *PowerFlex* Account Cash Cards

Transaction	Operating Hours	Fees	Withdrawal Limit (※1)
Withdrawals/ deposits, balance inquiries	Operating hours of train service (365 days a year)	Free of charge	500,000 yen per withdrawal 5 million yen per day

(※1) Withdrawals are limited to 5 million yen per day. This limit includes withdrawals through Shinsei ATMs (including remittance to Postal Savings accounts), withdrawals through ATMs of financial institutions with ATM tie-up agreements and through Postal Saving ATMs.

Cash Cards of Financial Institutions with ATM Tie-Up Agreements

Transaction	Operating Hours	Fees	Withdrawal Limit
Withdrawals, balance inquiries	Weekdays: 8:45 – 19:00 Sat./Sun. 9:00 – 17:00	Free of charge	200,000 yen per withdrawal 2 million yen per day (※2)

NOTE: No operations on national holidays, except national holidays that fall on a Sunday (in which case ATMs do not operate on the following Monday). No operations on January 1, 2 and 3.

Financial institutions with ATM tie-up agreements: All city banks (Mizuho, Bank of Tokyo-Mitsubishi, UFJ, Sumitomo Mitsui, Resona and Saitama-Resona), trust banks (Chuo-Mitsui TB, Mitsubishi TB, Sumitomo TB, Mizuho TB and UFJ TB), Aozora Bank and Shoko-Chukin

(※2) The daily withdrawal limit includes withdrawals made through ATMs/CDs of the card issuing financial institution or other financial institution on the same day.

Cash Cards of Postal Savings Accounts

Transaction	Operating Hours	Fees (※3)	Withdrawal Limit
Withdrawals, deposits, balance inquiries	Weekdays: operating hours of train service (Except for 23:55 – 0:05) Sat./Sun: from the first train service to 20:10 * Services are available from 6:30 on Mondays and business days immediately succeeding a holiday.	105 yen 210 yen	200,000 yen per withdrawal. Not to exceed the balance of the Postal Savings account.

NOTE: No operations on January 1, 2 and 3.

(※3) 105 yen is charged for deposits or withdrawals from 8:45 to 18:00 on weekdays and from 9:00 to 14:00 on Saturdays. 210 yen is charged on other deposits or withdrawals.

A maximum of 500,000 yen can be deposited per transaction for all types of cardholders.

Exhibit B-3

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Press Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank Announces the First Quarter Financial Results for Fiscal 2004

Tokyo (Tuesday, July 20, 2004) -- Shinsei Bank, Limited ("Shinsei Bank") today announced its results of operations and financial condition as of June 30, 2004 and three-month period then ended (1Q-FY2004). All figures are unaudited.

1Q-FY2004 Highlights

- Consolidated net income was 18.4 billion yen
- Consolidated net operating income was 14.0 billion yen
- Problem claims to total claims ratio at the end of the quarter was 2.9% (non-consolidated)

1. Results of Operations:

For 1Q-FY2004, Shinsei Bank's consolidated net income was 18.4 billion yen, representing 28.0% of the annual forecast of 66.0 billion yen. Diluted earnings per share for the period were 9.58 yen. Consolidated net operating income for the period was 14.0 billion yen, representing 22.6 % of the annual forecast of 62.0 billion yen. The Bank posted 4.7 billion yen net credit recoveries due mainly to decreases in problem claims and overall loan balance.

Please note that, since this is the first quarterly disclosure of results of operations, comparisons with the first quarter of the last fiscal year are not provided.

2. Financial Condition:

At the end of 1Q-FY2004, Shinsei Bank's loan balance stood at 2,818.6 billion yen, a decline of 228.4 billion yen from the end of FY2003, reflecting a weak demand for loans in general. Total assets increased by 322.8 billion yen to 6,666.5 billion yen, primarily in short-term assets, reflecting the Bank's increased liquidity. Total deposits increased by 137.3 billion yen

to 2,871.8 billion yen compared to the end of FY2003, primarily due to strong sales of the "Powered One" time deposit. Debentures decreased by 38.3 billion yen to 1,350.3 billion yen. Total shareholders' equity increased by 9.6 billion yen to 739.6 billion yen.

3. Asset Quality (non-consolidated):

At the end of 1Q-FY2004, total problem claims were 95.6 billion yen, a decline of 1.6 billion yen or 1.7% from the end of FY2003. This represents 2.9% of total claims outstanding at the end of 1Q-FY2004.

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $61 billion in assets and 29 branches throughout Japan, Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.
News and other information about Shinsei Bank are available at
http://www.shinseibank.com/english/index.html.

Financial Highlights - Consolidated

Results of operations	*billions of yen*	
	June 30, 2004 (3 months) (Unaudited)	March 31, 2004 (1 year)
Operating income	**47.8**	172.3
General and administrative expenses	**19.6**	70.1
Net operating income	**14.0**	47.3
Net income	**18.4**	66.4

Balance Sheet data	*billions of yen*	
	As of June 30, 2004 (Unaudited)	As of March 31, 2004
Total assets	**6,666.5**	6,343.7
Cash and due from banks	**328.6**	312.7
Securities	**1,232.0**	1,483.2
Loans and bills discounted	**2,818.6**	3,047.0
Deposits (including NCDs)	**2,871.8**	2,734.4
Debentures	**1,350.3**	1,388.6
Total shareholders' equity	**739.6**	730.0

Per share data	*yen*	
	June 30, 2004 (Unaudited)	March 31, 2004
Common shareholder's equity	**296.48**	287.94
Basic net income	**13.59**	46.03
Diluted net income	**9.58**	32.75

Items pertaining to preparation of quarterly financial data

(1) Adoption of simplified accounting methods

- The reserve for credit losses is stated based on the self-assessment as of the base date, except for reserves for certain other assets and those set aside by subsidiaries, and the loss ratios on loans are calculated based on the actual loss ratios as of the end of the previous fiscal year.
- Corporate income taxes have been computed based on the statutory effective tax rate. The tax effects have, in principle, not been reviewed since the end of the previous fiscal year except for those related to unrealized gains or losses on securities available-for-sale securities.

(2) Change in accounting policies

- The depreciation method of computers (ATMs,etc.) other than personal computers has been changed from the declining-balance method to the straight-line method to ensure a reasonable correlation with profits. As a result, operating expenses decreased by 76 million yen for the three months ended June 30,2004.

(3) Changes in scope of consolidation and equity-method affiliates

Consolidated subsidiaries	(Addition) 5	(Exclusion) 0
Equity-method affiliates	(Addition) 0	(Exclusion) 0

Projections for Fiscal Year 2004 Results

(Consolidated)

	billions of yen	
	September 30, 2004 (6 months)	March 31, 2005 (1 year)
Operating income	**95.0**	190.0
Net operating income	**30.0**	62.0
Net income	**32.0**	66.0

(Non-consolidated)

	billions of yen (other than dividends)	
	September 30, 2004 (6 months)	March 31, 2005 (1 year)
Operating income	**90.0**	180.0
Net operating income	**29.0**	60.0
Net income	**32.0**	66.0
Dividends (in yen)		
Common stock	**1.29**	2.58
Class A preferred share	**6.50**	13.00
Class B preferred share	**2.42**	4.84

Above projections are based on information, which is available at this moment, and assumptions of uncertain factors, which may have an influence on future operating results. Actual results may differ materially from these projections, depending on future events.

Reference Material

(The tables below represent translations of the original disclosure in the Japanese language.)

1. Non-Consolidated Financial Results and Projections

(in millions of yen)

	June 30, 2004 (3 months) (Unaudited)	March 31, 2004 (1 year)	September 30, 2004 (6 months) (Projection)	March31, 2005 (1 year) (Projection)
Gross business profit *(gyomu sorieki)(*)*	**31,461**	111,572	-	-
Net interest income	**13,166**	57,778	-	-
General & administrative expenses	**18,164**	64,078	-	-
Net business profit (*) (jisshitsu gyomu jyun-eki)	**13,297**	47,494	29,000	60,000
Net operating income *(keijou rieki)*	**11,981**	44,806	29,000	60,000
Net income	**17,455**	65,320	32,000	66,000
Net credit recoveries	**(5,168)**	(16,722)		

(*) Includes income from monetary assets held in trust of 7,061 million yen for the three-month period ended June 30, 2004 and 25,819 million yen for the year ended March 31, 2004, respectively.

2. Problem Claims

(i) Risk Monitored Loans

(Consolidated) *(in millions of yen , %)*

	As of June 30, 2004 (Unaudited) a	As of March 31, 2004 b	Change a-b
Loans to bankrupt obligors	**7,674**	7,960	(286)
Non-accrual deliquent loans	**72,293**	69,531	2,762
Loans past due three months or more	**6,801**	8,202	(1,401)
Restructured loans	**6,602**	9,232	(2,630)
Total (A)	**93,371**	94,927	(1,556)
Loans and bills discounted (B)	**2,818,608**	3,047,042	(228,434)
(A) / (B)	**3.3**	3.1	0
Reserve for credit losses (C)	**169,109**	177,916	(8,807)
Coverage ratios (C) / (A)	**181.1**	187.4	(6)

(Non-consolidated) *(in millions of yen , %)*

	As of June 30, 2004 (Unaudited) a	As of March 31, 2004 b	Change a-b
Loans to bankrupt obligors	**7,264**	7,545	(281)
Non-accrual deliquent loans	**71,589**	68,610	2,979
Loans past due three months or more	**6,777**	8,202	(1,425)
Restructured loans	**6,483**	9,083	(2,600)
Total (A)	**92,114**	93,441	(1,327)
Loans and bills discounted (B)	**2,952,351**	3,217,804	(265,453)
(A) / (B)	**3.1**	2.9	0
Reserve for credit losses (C)	**168,687**	177,960	(9,273)
Coverage ratios (C) / (A)	**183.1**	190.5	(7)

(ii) Claims Classified Under the Financial Revitalization Law (Non-Consolidated)

(in millions of yen , %)

	As of June 30, 2004 (Unaudited) a	As of March 31, 2004 b	Change a-b
Claims against bankrupt and quasi-bankrupt obligors(*)	**10,455**	11,149	(694)
Doubtful claims	**71,936**	68,891	3,045
Substandard claims	**13,260**	17,286	(4,026)
Total (A)	**95,652**	97,327	(1,675)
Total claims (B)	**3,258,907**	3,501,185	(242,278)
(A) / (B)	**2.9**	2.8	0.1

(*) The amount of claims exceeding the estimated value of collateral or guarantees, which is deemed uncollectible, has been charged off and totals 9,318 million yen and 9,344 million yen as of June 30, 2004 and March 31, 2004, respectively.

3. Unrealized Gains or Losses on Available-for-Sale Securities with Market Value (Non-Consolidated)

As of June 30, 2004 (Unaudited) *(in millions of yen)*

	Fair value	Net unrealized gain (loss)	Gross unrealized gains	Gross unrealized losses
Equity securities (domestic)	**2,523**	**1,149**	**1,150**	**1**
Bonds (domestic)	**867,818**	**(2,330)**	**469**	**2,800**
Other (*)	**157,863**	**4,074**	**6,114**	**2,040**
Total	**1,028,205**	**2,893**	**7,734**	**4,841**

As of March 31, 2004 *(in millions of yen)*

	Fair value	Net unrealized gain (loss)	Gross unrealized gains	Gross unrealized losses
Equity securities (domestic)	2,189	738	749	11
Bonds (domestic)	1,143,923	(743)	1,328	2,071
Other (*)	157,667	12,005	13,259	1,253
Total	1,303,781	12,001	15,337	3,335

(*) "Other" mainly consists of foreign securities.

4. Extraordinary gains/losses

Extraidinary gains *(in millions of yen)*

	June 30, 2004 (3 months) (Unaudited)	March 31, 2004 (1 year)
Recoveries of written-off claims	**59**	1,514
Reversal of reserve for credit losses	**4,396**	19,026
Refund of Tokyo regional bank tax	**-**	2,699
Other	**345**	80
Total	**4,800**	23,320

Extraidinary losses *(in millions of yen)*

	June 30, 2004 (3 months) (Unaudited)	March 31, 2004 (1 year)
Loss on disposal of premises and equipment	**75**	1,674
Provision of reserve under special law	**-**	0
Other	**0**	129
Total	**76**	1,804

Consolidated Statements of Income

For the three-month period ended June 30, 2004 and for the year ended March 31, 2004

(in millions of yen)

	#	For the three-month period ended June 30, 2004 (Unaudited)	For the year ended March 31, 2004
Operating income	1	**47,837**	172,359
Interest income	2	**20,911**	89,192
Interest on loans and bills discounted	3	**15,067**	64,312
Interest and dividends on securities	4	**3,517**	15,917
Fee and commission income	5	**6,643**	26,193
Trading income	6	**6,886**	3,080
Other business income	7	**8,149**	23,743
Other operating income	8	**5,247**	30,149
Operating expenses	9	**33,829**	124,967
Interest expenses	10	**7,955**	32,009
Interest on deposits	11	**3,299**	12,038
Interest on debentures	12	**1,805**	9,135
Fee and commission expenses	13	**2,207**	7,249
Trading losses	14	**78**	365
Other business expenses	15	**1,645**	2,482
General and administrative expenses	16	**19,689**	70,178
Other operating expenses	17	**2,252**	12,683
Net operating income	18	**14,009**	47,391
Extraordinary gains	19	**4,800**	23,320
Extraordinary losses	20	**76**	1,804
Income before income taxes and minority interests	21	**18,733**	68,907
Income tax - current	22	**305**	1,463
Income tax - deferred	23	**12**	1,111
Minority interests in net loss of subsidiaries	24	**(46)**	(71)
Net income	25	**18,460**	66,404

Note: The table represents a translation of the original consolidated statements of income prepared in the Japanese language in accordance with regulations of consolidated financial statements.

Consolidated Balance Sheets
- Assets

As of June 30, 2004 and March 31, 2004

(in millions of yen)

	#	June 30, 2004 (Unaudited)	March 31, 2004
Cash and due from banks	1	**328,674**	312,709
Call loans	2	**346,545**	-
Collateral related to securities borrowing transactions	3	**17,073**	18,121
Other monetary claims purchased	4	**214,507**	246,987
Trading assets	5	**1,002,548**	635,096
Monetary assets held in trust	6	**309,280**	242,750
Securities	7	**1,232,056**	1,483,234
Loans and bills discounted	8	**2,818,608**	3,047,042
Foreign exchanges	9	**10,908**	9,490
Other assets	10	**400,167**	375,075
Premises and equipment	11	**91,454**	89,703
Deferred discounts on and issuance expenses for debentures	12	**235**	179
Deferred tax assets	13	**26,634**	22,941
Customers' liabilities for acceptances and guarantees	14	**36,989**	38,339
Reserve for credit losses	15	**(169,109)**	(177,916)
Total assets	16	**6,666,575**	6,343,755

Note: The table represents a translation of the original consolidated balance sheets prepared in the Japanese language in accordance with regulations of consolidated financial statements.

Consolidated Balance Sheets

-Liabilities, Minority Interests in Subsidiaries and Shareholders' Equity

As of June 30, 2004 and March 31, 2004

(in millions of yen)

	#	June 30, 2004 (Unaudited)	March 31, 2004
Deposits	1	**2,514,814**	2,263,421
Negotiable certificates of deposit	2	**357,052**	471,068
Debentures	3	**1,350,334**	1,388,696
Call money	4	**15,596**	112,559
Payables under repurchase agreements	5	**507,416**	445,634
Collateral related to securities lending transactions	6	**-**	29,275
Trading liabilities	7	**93,440**	92,231
Borrowed money	8	**331,313**	334,416
Foreign exchanges	9	**4**	4
Other liabilities	10	**714,201**	424,899
Accrued employees' bonuses	11	**2,471**	8,722
Reserve for retirement benefits	12	**919**	629
Reserve for loss on sale of bonds	13	**403**	1,918
Reserve under special law	14	**0**	0
Deferred tax liabilities	15	**75**	42
Consolidation negative goodwill	16	**903**	915
Acceptances and guarantees	17	**36,989**	38,339
Total liabilities	18	**5,925,938**	5,612,776
Minority interests in subsidiaries	19	**967**	977
Capital stock	20	**451,296**	451,296
Capital surplus	21	**18,558**	18,558
Retained earnings	22	**265,753**	250,737
Net unrealized gain on securities available-for-sale, net of taxes	23	**1,750**	7,154
Foreign currency translation adjustments	24	**2,311**	2,255
Treasury stock, at cost	25	**(2)**	(1)
Total shareholders' equity	26	**739,669**	730,000
Total liabilities, minority interests in subsidiaries and shareholders' equity	27	**6,666,575**	6,343,755

Note: The table represents a translation of the original consolidated balance sheets prepared in the Japanese language in accordance with regulations of consolidated financial statements.

Consolidated Statements of Capital Surplus and Retained Earnings

For the three-month period ended June 30, 2004 and for the year ended March 31, 2004

(in millions of yen)

	For the three-month period ended June 30, 2004 (Unaudited)	For the year ended March 31, 2004
[Capital surplus]		
Balance at beginning of period/year	**18,558**	18,558
Balance at end of period/year	**18,558**	18,558
[Retained earnings]		
Balance at beginning of period/year	**250,737**	194,666
Increase	**18,460**	66,404
Net income	**18,460**	66,404
Decrease	**3,444**	10,333
Dividends paid	**3,444**	10,333
Balance at end of period/year	**265,753**	250,737

Note: The table represents a translation of the original consolidated statements of capital surplus and retained earnings prepared in the Japanese language in accordance with regulations of consolidated financial statements.

Non-Consolidated Statements of Income

For the three-month period ended June 30, 2004 and for the year ended March 31, 2004

(in millions of yen)

	#	**For the three-month period ended June 30, 2004 (Unaudited)**	For the year ended March 31, 2004
Operating income	1	**43,299**	162,890
Interest income	2	**20,261**	87,833
Interest on loans and bills discounted	3	**14,561**	63,578
Interest and dividends on securities	4	**3,542**	16,467
Fee and commission income	5	**4,157**	18,883
Trading income	6	**6,730**	2,590
Other business income	7	**3,518**	16,464
Other operating income	8	**8,632**	37,117
Operating expenses	9	**31,318**	118,083
Interest expenses	10	**7,677**	31,715
Interest on deposits	11	**3,310**	12,082
Interest on debentures	12	**1,649**	8,397
Fee and commission expenses	13	**1,920**	7,138
Trading losses	14	**99**	435
Other business expenses	15	**1,152**	2,388
General and administrative expenses	16	**18,626**	65,462
Other operating expenses	17	**1,841**	10,942
Net operating income	18	**11,981**	44,806
Extraordinary gains	19	**5,232**	23,002
Extraordinary losses	20	**74**	1,614
Income before income taxes	21	**17,139**	66,193
Income taxes - current	22	**(315)**	(1,095)
Income taxes - deferred	23	**-**	1,968
Net income	24	**17,455**	65,320
Unappropriated retained earnings brought forward	25	**243,351**	186,297
Interim cash dividends	26	**-**	3,444
Appropriation to legal reserve	27	**-**	688
Unappropriated retained earnings as of the end of period/year	28	**260,807**	247,485

Note: The table represents a translation of the original non-consolidated statements of income prepared in the Japanese language in accordance with regulations of consolidated financial statements.

Non-Consolidated Balance Sheets
- Assets

As of June 30, 2004 and March 31, 2004

(in millions of yen)

	#	**June 30, 2004 (Unaudited)**	March 31, 2004
Cash and due from banks	1	**318,947**	305,563
Call loans	2	**101,845**	-
Collateral related to securities borrowing transactions	3	**17,073**	18,121
Bills bought	4	**244,700**	-
Other monetary claims purchased	5	**79,712**	91,286
Trading assets	6	**999,787**	633,488
Monetary assets held in trust	5	**407,863**	355,327
Securities	6	**1,237,111**	1,508,204
Loans and bills discounted	7	**2,952,351**	3,217,804
Foreign exchanges	8	**10,908**	9,490
Other assets	9	**351,260**	334,547
Premises and equipment	10	**25,817**	24,123
Deferred discounts on and issuance expenses for debentures	11	**224**	166
Deferred tax assets	12	**25,496**	21,790
Customers' liabilities for acceptances and guarantees	13	**62,528**	64,358
Reserve for credit losses	14	**(168,687)**	(177,960)
Total assets	15	**6,666,941**	6,406,313

Note: The table represents a translation of the original non-consolidated balance sheets prepared in the Japanese language in accordance with regulations of consolidated financial statements.

Non-Consolidated Balance Sheets
- Liabilities and Shareholders' Equity

As of June 30, 2004 and March 31, 2004

(in millions of yen)

	#	June 30,2004 (Unaudited)	March 31,2004
Deposits	1	**2,664,954**	2,307,413
Negotiable certificates of deposit	2	**357,052**	471,068
Debentures	3	**1,324,036**	1,362,261
Call Money	4	**15,596**	112,559
Payables under repurchase agreements	5	**507,416**	445,634
Collateral related to securities lending transactions	6	**-**	29,275
Trading liabilities	7	**92,510**	90,336
Borrowed money	8	**338,574**	335,311
Foreign exchanges	9	**273**	280
Other liabilities	10	**562,933**	449,169
Accrued employees' bonuses	11	**2,012**	6,971
Reserve for retirement benefit	12	**760**	473
Reserve for loss on sale of bonds	13	**403**	1,918
Acceptances and guarantees	14	**62,528**	64,358
Total liabilities	15	**5,929,052**	5,677,033
Capital stock	16	**451,296**	451,296
Capital surplus	17	**18,558**	18,558
Additional paid-in capital	18	**18,558**	18,558
Retained earnings	19	**266,319**	252,308
Appropriated for legal reserve	20	**5,512**	4,823
Unappropriated	21	**260,807**	247,485
Net income	22	**17,455**	65,320
Net unrealized gain on securities available-for-sale, net of taxes	23	**1,715**	7,118
Treasury stock, at cost	24	**(2)**	(1)
Total shareholders' equity	25	**737,888**	729,280
Total liabilities and shareholders' equity	26	**6,666,941**	6,406,313

Note: The table represents a translation of the original non-consolidated balance sheets prepared in the Japanese language in accordance with regulations of consolidated financial statements.

Exhibit B-4

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank Announces Organizational Changes

Tokyo (Tuesday, July 20, 2004) – Shinsei Bank, Limited ("Shinsei Bank") today announced the following organizational changes effective July 20, 2004:

1. Organizational Changes in the Institutional Banking Group
   (1) The Asset Management Division has been created in the Corporate Banking Business Sub-Group. This division is responsible for asset management business for institutional customers, including the marketing and promotion of asset management solutions.
   (2) The Specific Asset Control Department has been created in the Corporate Strategy Division. It takes over the functions of the Corporate Business Solutions Sub-Group's Special Situations Management Division, which has been abolished.

2. Effective Date

July 20, 2004

Exhibit B - 5

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank Announces Executive Assignment Change

Tokyo (Monday, August 2, 2004) – Shinsei Bank, Limited ("Shinsei Bank") today announced the following executive assignment change, effective August 1, 2004.

	New Position	Former Position
Junzo Tomii	Managing Executive Officer, Head of Corporate Business Solutions Sub-Group, and General Manager of Corporate Risk Management Division	Managing Executive Officer, Head of Corporate Business Solutions Sub-Group

[Annex A]

BRIEF DESCRIPTION OF JAPANESE DOCUMENTS

Revision of Extraordinary Report dated July 1, 2004

A revision of extraordinary report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The revision of extraordinary report thereto was filed in connection with Shinsei's previous extraordinary report dated June 24, 2004 regarding to the issuance of stock acquisition rights of stock option.

BRIEF DESCRIPTION OF JAPANESE DOCUMENTS

Report on Purchase of Treasury Stock dated July 1, 2004

A report on purchase of treasury stock is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report on purchase of treasury stock thereto was filed in connection with Shinsei's status on purchase of its own treasury stock. It states that no shares were purchased as treasury stock in June 2004.

BRIEF DESCRIPTION OF JAPANESE DOCUMENTS

Report on Purchase of Treasury Stock dated August 2, 2004

A report on purchase of treasury stock is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report on purchase of treasury stock thereto was filed in connection with Shinsei's status on purchase of its own treasury stock. It states that no shares were purchased as treasury stock in July 2004.